W Motorhome Sales North America, Inc.



ANNUAL REPORT

606 Post Rd E, #536

Westport, CT 06880

(310) 963-9516

https://wingammus.com/

This Annual Report is dated April 23, 2024.

BUSINESS

W Motorhome Sales North America, Inc. ("W Motorhome Sales North America" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. The Company is the exclusive North American distributor of some of the most compact, technologically advanced, and luxurious recreational vehicles in the world. For over 40 years, Wingamm Group SRL has been producing motorhomes in Italy and selling them in 15 countries throughout Europe, Asia, and Australia. In the face of overwhelming popular demand, W Motorhome Sales North America, Inc. is bringing these exquisite motorhomes to customers in North America.

Corporate History: The founders initially developed this opportunity at TM Motorhome Sales, LLC. Subsequently, the founders formed W Motorhome Sales North America, Inc. and acquired all assets and liabilities of TM Motorhome Sales, LLC. All of the assets and liabilities of TM Motorhome Sales, LLC have been transferred to W Motorhome Sales North America via an asset purchase sale so that the company can move forward with its operations as a C-Corp. W Motorhome Sales North America, Inc. is not affiliated with Wingamm Group SLR.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $569,599 (based on share price before any share bonuses of $5.25)

Number of Securities Sold: 108,495

Use of proceeds: General corporate purposes.

Date: May 25, 2023 - August 25, 2023

Offering exemption relied upon: Regulation CF

Subsequent to the Reg CF Offering, an additional 27,811 shares were issued in exchange for services provided to the Company.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

We estimate that we can operate the business for approximately 6 months without revenue generation. The bulk of our costs are directly related to revenue generating activities and can be deferred until such revenue generation occurs.

Foreseeable major expenses based on projections:

We project that over 84% of our total expenses will be our wholesale purchases of motorhomes which will in turn be sold to dealers and then to our end customers. We project that approximately 4% of our total expenses will be for personnel engaged in customer service, operations management and financial management. We project that the balance of our total expenses will be spread across various sales and marketing activities and general and administrative requirements.

Future operational challenges:

Global supply chains have been impacted by the Covid-19 pandemic, putting strains on the global RV industry's ability to produce motorhomes. At the same time, we believe that the pandemic contributed to increased demand in the RV industry, driving it to an all-time high in 2021. We have been forced to delay our initial U.S. launch several times due to supply chain interruptions and additional supply chain challenges may arise.

While we have received interest from many dealers seeking to carry Wingamm products, we have not yet finalized any dealer partnerships. We cannot deliver motorhomes to customers until an authorized dealer is in place. We continue to work diligently to finalize a dealer partnership on satisfactory terms.

Our principal challenge for the foreseeable future will be producing motorhomes fast enough to meet our overwhelming demand and maintaining our customer relationships, as the time between customer order placement and customer delivery may be substantial. Recently, Wingamm Group has raised the MSRP of the Oasi 540.1 motorhome from $145,000 to $188,500. The announcement of this price increase and the delay of the US launch resulted in a large number of reservation cancellations. As of April 16, 2024, we have 121 active motorhome reservations, which we estimate will generate over $22 million of revenue upon delivery. It is important to note that the revenue generated from these sales is expected to be attributed to W Motorhome Sales North America's authorized dealership partners. The dealership partners will then transfer the revenues to W Motorhome Sales North America net of a dealership processing fee and certain allowed costs. Our principal supplier has informed us that they have plans to increase production capacity, but it will take some time for the new production capacity to come online.

Future challenges related to capital resources:

As supply chains normalize and our principal supplier increases manufacturing capacity, we expect to increase our rate of deliveries over time. This will result in more inventory in-process at any given time and will require a greater working capital investment from our company.

While we expect demand to exceed our supply for the foreseeable future, our goal is to dominate the Class B motorhome market. Doing so will require substantial marketing activities, including establishment of showrooms with a geographic coverage accessible to most of the U.S. population. This establishment of these showrooms will require substantial capital investment.

Future milestones and events:

While our timeline to U.S. customer deliveries has been pushed out, we expect to begin delivering the first motorhomes to U.S. customers some time in 2024, with a current estimate of late summer. In addition to generating revenue, we believe this milestone will lead to an increase in reservations as we have spoken to many potential customers on our interest list of over 10,000 people who are waiting to see the delivery of a U.S. Wingamm motorhome before they feel comfortable paying our $1,000 reservation fee.

We expect to launch in 2024 with one Wingamm model, the Oasi 540.1. However, we plan to expand to Wingamm's additional models in future years. We expect this will increase demand as many of our potential customers on our interest list have expressed interest in models other than the Oasi 540.1.

Our principal supplier has informed us that they are in the process of developing additional manufacturing capacity. When this capacity comes online, it will increase our annual revenue potential.

Our principal supplier has informed us that they are investigating options to establish manufacturing in North America. While this may take a few years or more to come to fruition, this additional capacity would substantially increase our annual revenue potential.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash and cash equivalents of $1,697,778.00. Of this amount, $1,450,000 serves as collateral for a standby letter of credit that we are required to maintain as a condition of our distribution agreement with Wingamm Group SRL and $104,000 consists of refundable customer reservation fees. The Company seeks to raise additional funds through issuance of debt, equity or a combination thereof.

Debt

Creditor: Founders Tony Diamond and Michael Sloan as well as Marla Diamond and Nancy and Norman Sloan Amount Owed:

$1,450,000.00

Interest Rate: 5.0%

Maturity Date: March 31, 2025

The lenders may call the debt at any time.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Michael Sloan resigned as CFO, Secretary and Director on August 29, 2023. Joel Sevilla was appointed Secretary retroactive to August 29, 2023. Norman Sloan was appointed Director on April 2, 2024.

Our directors and executive officers as of the date hereof, are as follows:

Name: Tony Diamond

Tony Diamond's current primary role is with the Issuer. Positions and offices

currently held with the issuer:

Position: Director, CEO and President

Dates of Service: September, 2022 - Present

Responsibilities: Oversight of strategy, operations and sales and marketing. Currently does not take a salary. Based on our current financial projections, which are subject to change, Tony will begin taking a salary approximately six months after we begin delivering Wingamm motorhomes to U.S. customers. Our current estimate is that we will begin delivering motorhomes in late summer 2024. Tony may also earn commissions on motorhome sales, such commissions to be paid only upon completion of eligible motorhome sales.

Other business experience in the past three years:

Employer: GS Vanlife, Inc. Title:

Director and CEO

Dates of Service: November, 2019 - Present

Responsibilities: This is an entity at the earliest stages of development with no meaningful activities. Other business

experience in the past three years:

Employer: StayTony, Inc. Title:

Director and CEO

Dates of Service: October, 2018 - Present

Responsibilities: Tony oversees this small apartment management company, which is not pursuing growth and requires very little attention.

Other business experience in the past three years:

Employer: 1724 N El Cerrito PL, LLC Title: Real

Estate

Dates of Service: November, 2022 - Present

Responsibilities: Ownership and management of bulk purchase of 24 individually parceled manufactured homes with retired titles and 1 lot in the Eagle View Estates subdivision in Greensboro, GA.

Other business experience in the past three years:

Employer: TM Motorhome Sales, LLC

Title: Manager

Dates of Service: October, 2020 – Present

Responsibilities: Managing TM Motorhome Sales LLC's ownership stake in W Motorhome Sales North America, Inc.

Name: Norman D. Sloan
Norman D. Sloan's current primary role is with Norman D. Sloan, A Professional Corporation. Norman Sloan currently serves as needed in his role with the Issuer.

Position currently held with the issuer:

Position: Director

Dates of Service: April, 2024 - present
Present Responsibility: Member of Board of Directors.

Other business experience in the past three years:
Employer: Norman D. Sloan, A Professional Corporation
Title: Sole Director and President, Chief Financial Officer and Secretary
Dates of Service: December, 1996 – Present
Responsibilities: Mr. Sloan engages in the practice of law through Norman D. Sloan, A Professional
Corporation.

Other business experience in the past three years:
Employer: Green Park Investment Corp.
Title: Director and President
Dates of Service: February, 1997 – Present
Responsibilities: Mr. Sloan oversees the brokerage, real estate management and real estate investment
activities of Green Park Investment Corp.

Name: Joel Sevilla

Joel Sevilla's current primary role is with Track Visual Effects Ltd. Joel Sevilla currently serves as needed in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: September, 2022 – Present

Responsibilities: Oversees maintenance of corporate records and minutes.

Other business experience in the past three years:

Employer: Track Visual Effects Ltd. Title:

Director and CEO

Dates of Service: November, 2018 – Present

Responsibilities: Track Visual Effects is a team of technical artists in camera and rigid/soft tracking, body matchmove, layout, stereo, previz, techviz, postviz, and on-set supervision. Joel oversees operations and business development.

Other business experience in the past three years:

Employer: Atlas Cloud Enterprises

Title: Director and CEO

Dates of Service: July, 2020 – Present

Responsibilities: Atlas Cloud Enterprises is a data center that provides co-located and dedicated rackmount servers along with AI consultation, strategies, development, and deployment. Joel oversees operations and business development.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: TM Motorhome Sales LLC (Tony Diamond, Michael Sloan)

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 96.7

RELATED PARTY TRANSACTIONS

Name of Entity: GS Vanlife, Inc.

Names of 20% owners: Tony Diamond; Michael Sloan
Relationship to Company: CEO, President and Director, and former CFO,
former Secretary and former Director, respectively

Nature / amount of interest in the transaction: GS Vanlife, Inc., a company owned by the same controlling owners, has entered into an agreement to pay TM Motorhome Sales LLC cash for the right to use the Company's showroom motorhomes for product testing and marketing when available.

Material Terms: Subsequently, all rights and obligations of this agreement were transferred to W Motorhome Sales North America, Inc.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company issued 108,495 shares of Common Stock. Subsequent to December 31, 2023, the Company issued an additional 27,811 shares of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 4,136,306 outstanding as of April 10, 2024.

Voting Rights

One vote per share. Please see voting rights of securities below. Material Rights

Voting Rights of Securities

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company"), in particular as a start-up company, involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock of the company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Delayed Deliveries

No deliveries have yet been made of motorhomes and prior projections of such deliveries have not been as expected due to, among other things, supply chain delays.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuations for the prior offerings were established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock of the Company purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the recreational vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors.
Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of prior Offerings and other company resources. The use of proceeds and resources is based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, distribution of Recreational Vehicles. Our revenues are therefore dependent upon the general market for Recreational Vehicles and the specific market for Wingamm Recreational Vehicles.

We may never have an operational product or service

It is possible that there may never be an operational Wingamm Group product conforming to U.S. laws and regulations or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments.
Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying Common Stock as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than they currently have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

W Motorhome Sales North America, Inc. was formed on September 7, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. W Motorhome Sales North America has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bringing Wingamm Group SRL's Recreational Vehicles to the United States is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), NHTSA (National Highway Traffic Safety Administration) and other relevant state and federal government laws and regulations.

Laws and regulations concerning the selling of our products may be subject to change and, if they do, then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Supply Chain Disruption

Our business plans are entirely dependent upon a single supplier, Wingamm Group SRL, and any disruption of Wingamm Group SRL's operations or of it's supply chain would likely have a material adverse impact on our Company. Our ability to generate revenues is dependent upon our supply of Recreational Vehicle products from Wingamm Group SRL and any failure of Wingamm Group SRL to supply Recreational Vehicle products to us would likely have a material adverse impact on our Company.

RESTRICTIONS ON TRANSFER

The common stock sold in a Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2024.

W Motorhome Sales North America, Inc.

By /s/ *Tony Diamond*

        Name: <u>W Motorhome Sales North America</u>

        Title: Director, Chief Executive Officer and President

Exhibit A

FINANCIAL STATEMENTS



W Motorhome Sales North America, Inc. (the "Company") a Delaware Corporation

dba Wingamm USA

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
W Motorhome Sales North America, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other matter

In 2021 and prior, the Company operated under a predecessor entity named TM Motorhome Sales LLC. The financial statements of TM Motorhome Sales LLC should be read in conjunction with these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 9, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	1,491,416
Total Current Assets	1,491,416
Non-current Assets	
Intangible Assets: Exclusive Rights, net of Accumulated Amortization	2,500
Total Non-Current Assets	2,500
TOTAL ASSETS	1,493,916
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	6,809
Due to Related Party	37,412
Refundable Reservation Fees	167,000
Accrued Interest - Notes Payable	20,459
Total Current Liabilities	231,680
Long-term Liabilities	
Notes Payable - Related Party	1,450,000
Total Long-Term Liabilities	1,450,000
TOTAL LIABILITIES	1,681,680
EQUITY	
Common Stock	17
Additional Paid in Capital	172,483
Accumulated Deficit	(360,265)
Total Equity	(187,765)
TOTAL LIABILITIES AND EQUITY	1,493,916

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount			
Beginning Balance at 9/7/2022 (Inception)	4,000,000	17	172,483	(68,476)	104,024
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(291,789)	(291,789)
Ending Balance 12/31/2022	4,000,000	17	172,483	(360,265)	(187,765)

Statement of Operations

	Year Ended December 31, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	40,502
General and Administrative	155,870
General and Administrative - Related Party	69,412
Rent and Lease	6,788
Total Operating Expenses	272,573
Operating Income (loss)	(272,573)
Other Income	
Interest Income	1,243
Other	-
Total Other Income	1,243
Other Expense	
Interest Expense	20,459
Other	-
Total Other Expense	20,459
Net Income (loss)	(291,789)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(291,789)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	6,809
Accrued Interest	20,459
Refundable Reservation Fees	134,495
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	161,763
Net Cash provided by (used in) Operating Activities	(130,026)
FINANCING ACTIVITIES	
Issuance of Common Stock	125,000
Notes Payable - Related Party	1,450,000
Due to Directors	10,000
Net Cash provided by (used in) Financing Activities	1,585,000
Cash at the beginning of period	36,442
Net Cash increase (decrease) for period	1,454,974
Cash at end of period	1,491,416

W Motorhome Sales North America, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

W Motorhome Sales North America, Inc. ("the Company") dba Wingamm USA was formed in Delaware on September 7th, 2022. The Company plans to earn revenue by distributing motorhomes produced by Wingamm Group srl of Italy to U.S. recreational vehicle dealers for ultimate sale to U.S. consumers. The Company's headquarters are in Westport, Connecticut. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its recreational vehicles. Revenue is recognized when control of the vehicle transfers upon delivery to the customer.

Refundable Reservation Fees

The Company received refundable reservation fees from its customers with total ending balances of $32,500 and $167,000 as of December 31, 2021 and 2022, respectively. These reservation fees hold the corresponding customer's place in line for the receipt of a motorhome as it comes off our supplier's production line. These reservation fees are fully refundable at any point in time for any reason. When a motorhome nears its completion date, the Company's dealer partner ("the Dealer") contacts the corresponding customer requesting a 10% non-refundable deposit towards the purchase of said motorhome. The reservation fee is refunded to the customer at that time so that the customer may apply the reservation fee funds to the non-refundable Dealer deposit.

Asset Purchase Agreement

In September 2022, the Company entered into an Asset Purchase Agreement ("the Asset Purchase Agreement") with TM Motorhome Sales LLC ("the LLC") which is presented on the financials as of December 31, 2021. In exchange for 4,000,000 shares of the Company's Common Stock, the LLC sold all of its assets attributable to the business of serving as the exclusive provider of Wingamm recreational vehicles in the US along with all associated liabilities.

Intangible Assets

The Company's intangible asset consists of Exclusive Rights and is recorded at cost less any impairment losses. These exclusive rights have a useful life of 10 years following the Company's first delivery of a motorhome in the US. Because the Company has not yet delivered a motorhome, no amortization has been recorded as of December 31, 2022. In October 2020, the exclusive rights to sell Wingamm motorhomes in the US with a further right of first refusal for exclusive rights to sell Wingamm motorhomes in Canada and Mexico were purchased by one of the Company's Directors from GS Vanlife, Inc. (please see TM Motorhome Sales LLC review report) for a total of $2,500. These exclusive rights were then contributed to the Company in the form of a noncash capital contribution in exchange for 100% Interest in the Company which later diluted to 49.32% Interest as of December 31, 2021. The ending balance of this asset was $2,500 as of December 31, 2021 and 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In September and December 2022, the Company entered into numerous Letter of Credit Promissory Notes with the Company's Directors and the Directors' immediate family members totaling $1,450,000. These notes bear an interest rate of 5%, are not secured, and mature either upon demand or in March 2024. The notes had an initial maturity in March 2023, at which time all parties to the notes agreed to extend the maturity date by one year. The interest rate shall increase to 10% in the event of default. The proceeds from these notes are solely used as collateral to secure a letter of credit in the amount of $1,450,000 for the benefit of Wingamm Group srl of Italy in the ordinary course of business of exporting its motorhomes to the Company. The total ending balance of these notes, including principal and accrued interest, was $1,470,459 as of December 31, 2022.

In June 2022, the Company received a total advance of $10,000 from two of its Directors for the purposes of funding its operations. Furthermore, these two individuals along with a third investor of the Company's controlling shareholder personally paid for the Company's operating expenses in the total amount of $27,412. Both amounts bear no interest rate, no security, and are due upon demand. The total ending balance of this advance and reimbursable expenses was $37,412 as of December 31, 2022.

Throughout 2022, an investor of the Company's controlling shareholder personally paid for its operating expenses in the amount of $42,000 in exchange for an equivalent contribution towards the investor's capital account as seen in Additional Paid in Capital.

A verbal agreement has been reached whereby one or more of the Directors is to receive a commission for each motorhome sale generated during a specified period of time; the exact terms are in the process of being finalized subsequent to the date of this financial review. No commissions resulting from this agreement have been paid as of December 31, 2021, nor 2022.

Please see "Intangible Assets" note regarding GS Vanlife, Inc.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

Please see "Related Party Transactions" note.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	1,450,000	5%	2024	0	1,450,000	1,450,000	20,459	0	0	0	0
Total				**0**	**1,450,000**	**1,450,000**	**20,459**	**0**	**0**	**0**	**0**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	1,450,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 5,000,000 shares of Common Stock with a par value of $0.0001 per share. 4,000,000 shares were issued and outstanding as of December 31, 2022.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 9, 2023, the date these financial statements were available to be issued.

Please see "Related Party Transactions" note.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.



W Motorhome Sales North America, Inc. (the "Company") a Delaware Corporation

(dba Wingamm USA)

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management

W Motorhome Sales North America, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 16, 2024

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	1,697,778
Subscription Receivable	27,057
Total Current Assets	1,724,835
Non-current Assets	
Intangible Assets: Exclusive Rights, net of Accumulated Amortization	2,500
Total Non-Current Assets	2,500
TOTAL ASSETS	1,727,335
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	9,225
Due to Related Party	30,469
Refundable Reservation Fees	104,000
Notes Payable - Related Party	1,450,000
Accrued Interest - Notes Payable	92,959
Total Current Liabilities	1,686,653
TOTAL LIABILITIES	1,686,653
EQUITY	
Common Stock	28
Additional Paid in Capital, net of Discounts	649,643
Accumulated Deficit	(608,990)
Total Equity	40,682
TOTAL LIABILITIES AND EQUITY	1,727,335

Consolidated Statement of Operations

	Year Ended December 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	76,858
General and Administrative	135,836
Rent and Lease	9,393
Total Operating Expenses	222,087
Operating Income (loss)	(222,087)
Other Income	
Interest Income	45,861
Other	-
Total Other Income	45,861
Other Expense	
Interest Expense	72,500
Other	-
Total Other Expense	72,500
Earnings Before Income Taxes	(248,726)
Provision for Income Tax Expense/(Benefit)	
Net Income (loss)	(248,726)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(248,726)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amortization	-
Changes in Operating Assets and Liabilities:	
Subscription Receivable	(27,057)
Accounts Payable	2,416
Refundable Reservation Fees	(63,000)
Accrued Interest - Notes Payable	72,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(15,141)
Net Cash provided by (used in) Operating Activities	(263,866)
FINANCING ACTIVITIES	
Issuane of Common Stock	569,599
Discounts on Stock Issuance	(92,428)
Payments on Amounts Owed to Directors	(6,943)
Net Cash provided by (used in) Financing Activities	470,229
Cash at the beginning of period	1,491,416
Net Cash increase (decrease) for period	206,362
Cash at end of period	1,697,778

Consolidated Statement of Changes in Shareholder Equity

	Common Stock		APIC	Discounts on Issued Shares	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount				
Beginning Balance at 1/1/2023	4,000,000	17	172,483	-	(360,265)	(187,765)
Issuance of Common Stock	108,495	11	569,588	(92,428)	-	477,171
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(248,726)	(248,726)
Ending Balance 12/31/2023	4,108,495	28	742,071	(92,428)	(608,991)	40,681

W Motorhome Sales North America, Inc.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

W Motorhome Sales North America, Inc. ("the Company") dba Wingamm USA was formed in Delaware on September 7th, 2022. The Company plans to earn revenue by distributing motorhomes produced by Wingamm Group srl of Italy to U.S. recreational vehicle dealers for ultimate sale to U.S. consumers. The Company's headquarters are in Westport, Connecticut. The Company's customers will be located in the United States.

The Company has completed a regulation CF offering in 2023. The Company's management does not anticipate conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital at this time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Basis of Consolidation

The financials of the Company include its parent company, TM Motorhome Sales LLC ("the LLC"), a Delaware entity formed on October 27th, 2020. In September 2022, the Company entered into an Asset Purchase Agreement ("the Asset Purchase Agreement") with the LLC whereby the LLC sold all of its assets attributable to the business of serving as the exclusive provider of Wingamm recreational vehicles in the US along with all associated liabilities in exchange for 4,000,000 shares of the Company's Common Stock. Any operating activities related to the LLC are reflected on the Company's consolidated financial statements, and all significant intercompany transactions have been eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company's cash is held within financial institutions with the standard deposit insurance coverage limit of $250,000. As of December 31, 2023, a portion of the Company's ending cash balance in the amount of $1,497,104 was held within one financial institution, resulting in a total uninsured cash balance of $1,247,104. This cash is strictly held as collateral to secure a letter of credit in the amount of $1,450,000 for the benefit of the Manufacturer (please see Note 3 for further information).

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation will be the delivery of its recreational vehicles. Revenue will be recognized when control of the vehicle transfers upon delivery to the customer.

Other Income

As of December 31, 2023, the Company earned interest in the total amount of $45,861 which accrued upon the total principal balance of $1,450,000 received from numerous related party promissory notes (please see Note 3 for further information).

Refundable Reservation Fees

As of December 31, 2022, the Company had total refundable reservation fees of $167,000. Throughout 2023, the Company collected additional reservation fees of $110,000 from its customers, and returned $173,000 for various cancellation reasons, resulting in a total ending balance of $104,000 as of December 31, 2023. These reservation fees hold the corresponding customer's place in line for the receipt of a motorhome as it comes off the Company's supplier's production line. These reservation fees are fully refundable at any point in time for any reason. The Company's management intends to apply these fees towards a customer's non-refundable deposit once the corresponding motorhome nears its completion date.

Intangible Assets

The Company's intangible asset consists of Exclusive Rights and is recorded at cost less any impairment losses. These exclusive rights have a useful life of 10 years following the Company's first delivery of a motorhome in the US. Because the Company has not yet delivered a motorhome, no amortization has been recorded as of December 31, 2023. In October 2020, the exclusive rights to sell Wingamm motorhomes in the US with a further right of first refusal for exclusive rights to sell Wingamm motorhomes in Canada and Mexico were purchased by one of the Company's Directors from GS Vanlife, Inc. for a total of $2,500 (please see TM Motorhome Sales LLC Review Report for the years ended December 31, 2021 and 2020). These exclusive rights were then contributed to the Company in the form of a noncash capital contribution. The ending balance of this asset was $2,500 as of December 31, 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses for independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In September and December 2022, the Company entered into numerous Letter of Credit Promissory Notes with the Company's Directors and the Directors' immediate family members totaling $1,450,000. These notes bear an interest rate of 5.00%, are not secured, and all mature either upon demand of the holder, or in March 2025. The interest rate shall increase to 10.00% in the event of default. The proceeds from these notes were initially received by the LLC and are solely used as collateral to secure a letter of credit in the amount of $1,450,000 for the benefit of Wingamm Group srl of Italy ("the Manufacturer") in the ordinary course of business of exporting its motorhomes to the Company. The distribution agreement between the LLC and the Manufacturer was assigned to the Company upon execution of the Asset Purchase Agreement in September 2022 (please see disclosure above); however, this letter of credit for the benefit of the Manufacturer has not been amended to name the Company as the party responsible for its repayment obligations. Instead, the Company has agreed to assume all costs related to the LLC's maintenance of this letter of credit, such as the associated interest payments and bank fees. The total ending balance of these notes consisted of $1,450,000 worth of principal, and $92,959 worth of accrued interest as of December 31, 2023.

In June 2022, the Company received a total advance of $10,000 from two of its Directors for the purposes of funding operations. Furthermore, these two individuals along with a third investor of the Company's controlling shareholders personally paid for the Company's operating expenses in the total amount of $27,412. Both amounts bear no interest rate, no security, and are due upon demand. The total ending balance of this advance and reimbursable expenses was $30,469 as of December 31, 2023.

A verbal agreement has been reached whereby one or more of the Directors is to receive a commission for each motorhome sale generated during a specified period of time. This agreement and its terms have yet to be formally executed, and no commissions resulting from it have been paid as of December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see Note 3 regarding numerous promissory notes involving related parties.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	$ 1,450,000	5.00%	Upon Demand - 2025	1,450,000	-	1,450,000	92,959
Total				**1,450,000**	**-**	**1,450,000**	**92,959**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	1,450,000
2025	-
2026	-
2027	-
2028	-
Thereafter	-

*These notes are callable upon demand which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 5,000,000 shares of Common Stock with a par value of $0.0001 per share. A total of 4,108,495 shares were issued and outstanding as of December 31, 2023.

Voting: Holders of Common Stock are entitled to one vote per share. However, the holders of all 108,495 shares issued in 2023 have given proxy to the Company's CEO.

Dividends: Holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. Throughout 2023, a total of 108,495 shares of Common Stock were sold at a price of $5.25 per share through a funding portal; however, a portion of these shares were sold at a discounted price such that the average realized price of all shares sold through the funding portal was $4.40, resulting in a total discount of $92,428 upon issuance.

Furthermore, of the total funds raised from the sale of these shares, a portion of the proceeds in the amount of $27,057 has yet to be received by the Company as of December 31, 2023. When subscription receivables are funded prior to the issuance of financial statements, but after the Company's reporting date of December 31, 2023 in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified from a contra account within Stockholders' Equity to a subscription receivable within Assets on the balance sheet. This subscription receivable has been funded in 2024 prior to the issuance of these financial statements.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 16, 2024, the date these financial statements were available to be issued.

In August 2023, the Company's CFO and Director resigned due to conflicting matters and an immediate family member has assumed the role of Director to fill this vacancy. The former CFO is a significant shareholder and remains committed to ensuring the Company's success.

Please see Note 6 regarding the funding of the Company's subscription receivable.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Tony Diamond, Principal Executive Officer of W Motorhome Sales North America, Inc., hereby certify that the financial statements of W Motorhome Sales North America, Inc. included in this Report are true and complete in all material respects.

Tony Diamond

Director, Chief Executive Officer and President